Exhibit (a)(5)(iii)

[FFBC Letterhead]

November 2, 2005

Dear Associates:

This morning, First Financial Bancorp announced a tender offer that provides our shareholders an opportunity to sell shares back to the company.

First Financial Bancorp intends to repurchase up to $ 63,375,000, or approximately 3,250,000 of our common shares. If you are a shareholder, you will receive a mailing with additional materials about the tender offer. Also, you may want to look at our SEC filing that will be posted on the First Financial Bancorp web site (ffbc-oh.com) on Thursday, November 3.

Before deciding to make the tender offer, our board of directors evaluated our strategic plan, our current business needs, our financial condition, our capital spending, and our working capital needs. The directors believe it is desirable and in the best interest of our shareholders to return capital to shareholders through this repurchase.

The tender offer is intended to achieve multiple objectives, including:

•	demonstrating our confidence in our business
•	providing value to continuing shareholders
•	providing an opportunity to our shareholders who wish to receive cash for their shares

More importantly, we believe that our new capital structure is right for our company and our shareholders. It will give us the flexibility to meet our existing financial needs, maintain a strong balance sheet, and pursue our strategic plan.

Since we announced our strategic plan in March, we have pursued the plan’s objectives and have achieved the following results:

•	adopted a new mission statement
•	formalized our corporate values
•	completed our charter consolidation
•	completed the sale of Fidelity Federal Savings Bank
•	announced plans for a significant banking presence in Cincinnati
•	made the decision to withdraw from indirect auto and boat lending
•	added an all-employee bonus plan.

I want to assure you that I personally believe in our company’s future and that today’s announcement is a reflection of the board’s confidence in our future. We are well positioned; we are moving forward with our strategic plan; we have talented associates; and we have efficient operating capabilities. We just need to continue to work hard to achieve our goals.

Sincerely,

Claude E. Davis

President and CEO

Although our board of directors has approved the tender offer, only you can make the personal decision of whether to tender shares and, if so, how many shares to tender. Neither the company nor our board of directors will make any recommendation to anyone with respect to the tender offer, and no person has been authorized by us to make any such recommendation.

You should carefully evaluate all information in the tender offer materials that you will receive and make an independent judgment. Please consult a tax advisor about any federal, state, local, or foreign tax consequences of selling shares.

This letter does not constitute an offer to buy or the solicitation of an offer to sell common shares of First Financial Bancorp. The tender offer is being made only pursuant to the offer to purchase, letter of transmittal and related materials that First Financial will shortly be distributing to its shareholders and filing with the Securities and Exchange Commission. Shareholders and investors should read carefully the offer to purchase, letter of transmittal, and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Shareholders and investors may obtain a free copy of the tender offer statement on “Schedule TO”, the offer to purchase, letter of transmittal, and other documents that First Financial will shortly be filing with the United States Securities and Exchange Commission (the “Commission”) at the Commission’s website at www.sec.gov. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.